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                                                                      Exhibit 18

May 14, 2001


The Board of Directors
National Steel Corporation



Note 2 of notes to the consolidated financial statements of National Steel Corporation included in its Form 10-Q for the quarter ended March 31, 2001 describes a change in the method of accounting for investment gains and losses on pension assets for calculation of net periodic pension cost. Previously, the Company's actuary used a method that recognized all realized gains and losses immediately and deferred and amortized all unrealized gains and losses over five years. Under the new accounting method, the market value of plan assets will reflect gains and losses at the actuarial expected rate of return. In addition, the difference between actual gains and losses and the amount recognized based on the expected rate of return will be amortized in the market value of plan assets over three years. There are no authoritative criteria for determining a "preferable" method of accounting for investment gains and losses based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with auditing standards generally accepted in the United States of any financial statements of the Company as of any date or for any period subsequent to December 31, 2000, and therefore we do not express any opinion on any financial statements of National Steel Corporation subsequent to that date.



                               Very truly yours,



                               Ernst & Young LLP